May 29, 2009

United States

Securities and Exchange Commission

Attention Mr. Todd Schiffman, Assistant Director

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	Orrstown Financial Services, Inc. Form 10-K for December 31, 2008
Definitive Proxy Statement filed March 26, 2009 File Number 001-34292

Dear Mr. Schiffman:

In response to your inquiry letter dated May 21, 2009 (attached at Exhibit 1) I offer the following responses to your comments, numbered as they are in the attached letter:

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover page and Item 5, page 10

1.	In future filings we will provide the number of outstanding shares as of a date closer to the filing date.

2.	In future filings we will provide aggregate market value as of the end of the second quarter.

Signatures, page 65

3.	In future filings our CEO and CFO will sign on behalf of the registrant.

Definitive Proxy Statement on Schedule 14A

Audit Committee, page 9

4.	We consider Mr. Ward our “audit committee financial expert” as defined by Item 407(d) (5) of Regulation S-K.

We would reword the last paragraph from page 9 of our proxy statement to read as follows:

In addition, the Board of Directors has determined that Mr. Ward is an audit committee financial expert as defined by applicable SEC Rules, and has the requisite financial sophistication required by the Audit Committee Charter as a result of his experience as Chief Clerk of Cumberland County, Pennsylvania, from which he is retired, and as President of Modern Transit Partnership. In these positions Mr. Ward has had ultimate responsibility for overseeing and assessing the performance of the County and the Partnership in the preparation of their respective financial statements which, together with his eight year tenure as a member of the Audit Committee, has provided him with an understanding of and familiarity with generally accepted accounting principles and internal controls over financial reporting, an understanding of audit committee functions; the ability to assess the application of generally accepted accounting principles in connection with accounting for estimates, accruals and reserves; and experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues as are presented by the Company’s financial statements.

Outstanding Equity Awards at Fiscal Year End Table, page 22

5.	All options granted under our plans are immediately exercisable so we would add the word “exercisable” to the header in future filings, as shown below:

2008 Outstanding Equity Awards at Fiscal Year-End Table

Name	Number of Securities Underlying Unexercised Options - All Exercisable	Option Exercise Price	Option Expiration Date

We understand that the company is responsible for the adequacy and accuracy of disclosures in our filings.

Please direct any questions to Brad Everly at (717) 530-2604 or via email at beverly@orrstown.com.

Sincerely,

/s/ Bradley S. Everly
Bradley S. Everly
Senior Vice President and Chief Financial Officer

cc:	Thomas R. Quinn, Jr.
President & CEO
Orrstown Financial Services, Inc,